Exhibit 99.1

Tremor International Ltd

("Tremor" or the "Company")

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:		Tremor International Ltd
Name of scheme:		Taptica International Share Incentive Plan (2011) Equity Incentive Plan (2017) and the New Taptica Management Incentive Scheme and RhythmOne Plan (2019)
Period of return:	From:	13 January 2023	To:	12 July 2023
Balance of unallotted securities under scheme(s) from previous return:		574,816 ordinary shares of NIS 0.01
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		4,000,000 ordinary shares of NIS 0.01
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,326,310 ordinary shares of NIS 0.01
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,248,506 ordinary shares of NIS 0.01

Name of contact:		Sagi Niri, Chief Financial Officer
Telephone number of contact:		+972 5 238 47790

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Vice President of Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company’s robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company’s recent rebranding, please visit www.nexxen.com.